UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Harmonic Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title and Class of Securities)

413160102

(CUSIP Number)

Samantha Nasello

Scopia Capital Management LP

152 West 57th St., 33rd Floor

New York, NY 10019

(212) 370-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2022

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,998,085
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,998,085
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,998,085
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*

Based on 103,736,660 shares of Common Stock of Harmonic Inc. (the “Issuer”) outstanding as of February 22, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on February 28, 2022.

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,998,085
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,998,085
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,998,085
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 103,736,660 shares of Common Stock of the Issuer outstanding as of February 22, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on February 28, 2022.

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,998,085
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,998,085
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,998,085
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 103,736,660 shares of Common Stock of the Issuer outstanding as of February 22, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on February 28, 2022.

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,998,085
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,998,085
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,998,085
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 103,736,660 shares of Common Stock of the Issuer outstanding as of February 22, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on February 28, 2022.

Amendment No. 3 to Schedule 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Scopia Capital Management LP (“Scopia Capital”), Scopia Management, Inc. (“Scopia Management”), Matthew Sirovich and Jeremy Mindich (collectively, the “Reporting Persons”) on March 8, 2021, as amended by Amendment No. 1 filed on April 12, 2021 and Amendment No. 2 filed on August 5, 2021. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the shares of Common Stock directly held by the Investment Vehicles reported herein was $64,054,073. The shares of Common Stock directly held by the Investment Vehicles were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). All shares of Common Stock reported herein were purchased in open market transactions through a broker.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On March 24, 2022, the Issuer entered into an Amendment to Cooperation Agreement (the “Amendment”) with Scopia Capital amending that certain Cooperation Agreement, dated as of April 9, 2021, by and between the Issuer and Scopia Capital (the “Cooperation Agreement”). Among other things, the Amendment provides that:

•

Scopia Capital’s right to designate the Scopia Director (as defined in the Cooperation Agreement) is extended until the earlier of (i) 15 business days prior to the deadline for the submission of stockholder nominations of directors pursuant to the bylaws of the Issuer for the Issuer’s 2023 annual meeting of stockholders and (ii) the day that is 75 days prior to the first anniversary of the Issuer’s 2022 annual meeting of stockholders (the “2023 Deadline”);

•

subject to the fiduciary duties of the Issuer’s board of directors (the “Board”), Dan Whalen will appear on the Board’s slate of director nominees standing for election at the Issuer’s 2022 annual meeting of stockholders; and

•

the Standstill Period (as defined in the Cooperation Agreement) is extended to the earlier of (i) the first day that the Scopia Capital Director is no longer serving as a director of the Issuer, and Scopia Capital has provided written notice that it will not designate a replacement for such vacancy (if permitted to so replace pursuant to the Cooperation Agreement), and (ii) the 2023 Deadline.

The foregoing summary of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, which is filed as Exhibit 99.1 and incorporated by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 103,736,660 shares of Common Stock of the Issuer outstanding as of February 22, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on February 28, 2022.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c) Transactions by the Reporting Persons (on behalf of the Investment Vehicles) effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer’s outstanding shares of Common Stock. The limited partners of (or investors in) each of the Investment Vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective Investment Vehicles in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding the Amendment in Item 4 is incorporated by reference herein.

The Amendment is incorporated by reference as Exhibit 99.1 hereto and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
99.1	Amendment to Cooperation Agreement, dated April 9, 2021, by and between Scopia Capital Management LP and Harmonic Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 29, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 29, 2022

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich

SCHEDULE A

TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons (on behalf of the Investment Vehicles) with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 29, 2022. Except as otherwise noted below, all such transactions were purchases or sales of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Scopia Capital Management LP
Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Buy	144,169	9.2187	02/01/2022
Buy	111,800	9.2191	02/01/2022
Buy	28,200	9.2482	02/01/2022
Buy	8,170	9.5898	02/01/2022
Buy	100,000	9.0583	02/02/2022
Buy	86,600	9.0743	02/02/2022
Buy	100,000	9.1132	02/02/2022
Buy	50,000	8.9519	02/03/2022
Buy	63,400	8.9929	02/03/2022
Buy	50,000	9.3470	02/04/2022
Buy	35,441	9.3880	02/04/2022
Buy	75,000	9.3914	02/04/2022
Buy	157,400	9.2546	02/07/2022
Buy	17,600	9.3150	02/07/2022
Buy	125,000	9.3154	02/08/2022
Buy	108,179	9.2927	02/09/2022
Buy	31,900	9.3150	02/09/2022
Buy	25,000	9.3203	02/09/2022
Buy	62,321	9.4672	02/10/2022
Buy	91,760	9.2224	02/11/2022
Buy	15,840	9.0567	02/14/2022
Buy	25,000	9.1376	02/14/2022
Buy	32,948	9.3582	02/15/2022
Buy	41,242	9.4276	02/16/2022
Buy	9,200	9.4043	02/17/2022
Buy	1,150	9.4398	02/17/2022
Buy	39,660	9.4483	02/17/2022
Buy	8,718	9.3734	02/18/2022